Exhibit 99.1

VIQ Solutions Provides Updated Growth Plans, Revised Third Quarter 2021 Outlook and

Financial Outlook for Full Years 2021 and 2022

VIQ to host analyst and investor call today at 11:00 A.M. ET

PHOENIX, ARIZONA, October 15, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today provides an update on its growth plans, updated outlook for the third quarter of 2021 and financial outlook for the full years 2021 and 2022. Additionally, the Company announces it will host an analyst and investor call today at 11:00 A.M. ET to discuss further details. All dollar amounts are expressed in U.S. dollars unless otherwise stated.

As further detailed below, VIQ has achieved significant corporate milestones this year, putting it in a position to execute its acquisition roll-up strategy. With the completion of The Transcription Agency (“TTA”) acquisition and the acquisition of Auscript Australasia Pty Ltd (“Auscript”), expected to be complete in the fourth quarter 2021, along with organic growth and the expected emergence from COVID-19 lockdowns globally in 2022, the Company is on track to generate at least $50 million in revenue1 with 47%-55% gross margin and 10%-20% adjusted EBITDA margin2 by the end of fiscal 2022.

“With several of our large Legal Court and Law Enforcement clients in Australia operating at 50% of normal capacity due to the prolonged shutdowns, the last three months have been a particularly challenging period from an operations and capital markets perspective. However, we believe we have managed through the pandemic well, fortified our balance sheet, and taken the steps necessary to execute our roll-up strategy and long-term growth plan, despite global M&A delays due to COVID-19 and international travel restrictions. We are in a strong position from a competitive standpoint and are rolling out FirstDraft, powered by AI, which will drive our revenue mix toward a more scalable, higher margin SaaS model,” said Sebastien Paré, VIQ's Chief Executive Officer.

The Company’s management and board of directors (the “Board”) collectively represent the single largest shareholder group of VIQ, with over 27% ownership prior to the U.S. only registered direct offering (the “RDO”) completed on September 15 and hold approximately 24% ownership of the issued and outstanding shares of the Company (on a fully diluted basis) after completion of the RDO.

Mr. Paré continued, “The Board and management wish to acknowledge they were disappointed by the market’s reaction to both the revised near-term outlook issued on July 30 and the RDO. We believe that raising capital was needed to close on accretive acquisitions and onboard significant new institutional shareholders. At this time in our growth trajectory, we are emerging from the COVID-19 pandemic in a strong position in a global industry digitizing at a fast pace to accommodate the new delivery expectations.”

1 See "Financial Outlook" and "Forward-looking Statements" below.

2 See "Non-IFRS Financial Measures" below.

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“On August 12, VIQ’s shares began trading on Nasdaq following, our graduation to the TSX in Canada in January. Just last year, we were considered a venture company, and in 2021, we are listed nationally on big boards both in Canada and the U.S. This year’s equity trading volumes have leapfrogged prior year volumes on the TSXV and OTCQX. Our listings on the Nasdaq and TSX, coupled with strong trading liquidity, are expected to facilitate increased investment by institutional shareholders globally,” stated Alexie Edwards, VIQ's Chief Financial Officer.

Update on Long-term Global Growth Plans

“The senior exchange listings and a strategic capital raise were necessary to enable us to continue executing our accretive roll-up strategy which has accelerated with many new global opportunities. We believe the acquisition of TTA, the leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom, will enable us to expand our presence in the U.K. where we now have post Brexit compliant, jurisdictional access,” said Susan Sumner, VIQ President and Chief Operating Officer.

“Additionally, our planned acquisition of Auscript this quarter enables VIQ to provide exceptional service and enhance the quality of delivery for all Australian clients with an opportunity to leverage our innovative technology offerings while improving our overall margin profile,” added Ms. Sumner.

Third Quarter 2021 Outlook

Though the Company is still in the process of closing its third quarter results, it is providing an interim update and expects to report revenue in the range of $7.0-$7.1 million and gross margin in the range of 48% to 49%1 for the third quarter of 2021. The revenue outlook for the quarter is below previously issued guidance primarily because of prolonged COVID-19 shutdowns in the States of New South Wales and Victoria in Australia, where some of the Company's largest customers are located. These shutdowns delayed new contracts and significantly reduced, albeit temporarily, the Court and Law Enforcement production volumes in the quarter. Additionally, labor shortages in the U.S. drove increased operating costs despite reduced volumes during the last quarter.

Clients in the States of New South Wales and Victoria are expected to resume normal production in November when 80% of the population is expected to be double vaccinated. In the U.S., labor shortages are slowly being reduced as the direct U.S. Government to independent contractor subsidies are ending. Pent-up demand caused by these delays is expected when volume production resumes. As a result, demand has developed, creating opportunities for FirstDraft, powered by aiAssist™ to help alleviate the operational pressure for quality, faster turnaround timelines, and new delivery expectations in post-pandemic digitization. The Company’s full earnings announcement is expected to be issued mid-November 2021.

Goals for Full Year 2021 and 2022:

The Company’s expectations for the 2021 fiscal year are to achieve revenue in the range of $34 to $35 million with gross margin in the 48%-50% range1.

The Company’s revised Queensland contract, previously announced December 2020, was expected to begin during the third quarter of 2021. This $5+ million annualized contract is now expected to commence sometime in the first half of 2022.

The Company’s goals for 2022 include a full year of normalized revenue for TTA and Auscript, the new organic growth contracts delayed in 2021, and processing the backlog related to COVID-19 shutdowns. Financial expectations include generating at least $50 million in revenue with 47%-55% gross margin1 and 10%-20% adjusted EBITDA margin2.

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“Over the past nine months, VIQ has achieved some significant milestones, and we are positioned to elevate our consolidated revenue and margin structure next year as we expect to see additional tangible evidence in our results that our strategy is working,” Mr. Edwards added.

Financial Strategy Milestones Achieved During 2021:

•	Graduated to the Toronto Stock Exchange - January 2021;

•	Filed a Base Shelf Prospectus in Canada and Form F-10 in the U.S. - June 2021;

•	Filed a Prospectus Supplement and listed on Nasdaq Capital Market - August 2021;

•	Filed Prospectus Supplement and raised $18 million through a RDO in the U.S. - September 2021;

•	Established VIQ UK, enabling the launch of Netscribe™, powered by aiAssist, in all global commercial geographies - September 2021;

•	Closed TTA acquisition - October 2021; and

•	Announced a binding Asset Purchase Agreement for Auscript - expected to close in the fourth quarter of 2021.

Mr. Edwards continued, “To match the Company’s strategic revenue model including SaaS models, using AI as a driver to automate transcription services, we expect to begin providing enhanced disclosures of key performance indicators beginning next year.”

Conference Call Details

VIQ’s management will host a conference call today to discuss the Company’s growth plans followed by a question-and-answer period at 11:00 A.M. ET. Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-506-0062 (North America toll-free) or +1-973-528-0011 (international) to be connected to the call by an operator using conference ID number 747125. Participants should dial in at least 10 minutes prior to the start of the call. A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ

VIQ is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

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Non-IFRS Financial Measures

Adjusted EBITDA margin is a non-IFRS financial measure that the Company uses to assess its operating performance and does not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). "Adjusted EBITDA margin" means Adjusted EBITDA divided by revenue. "Adjusted EBITDA” is also a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management of the Company, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, restructuring costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). The Company believes that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, other expense (income), and foreign exchange (gain) loss. Accordingly, VIQ believes that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. For a reconciliation of Adjusted EBITDA, please refer to "Reconciliation of Non-IFRS Measures" in the Company's management's discussion and analysis for the three and six months ended June 30, 2021, available under the Company's profile on www.sedar.com.

Financial Outlook

This press release contains a financial outlook within the meaning of applicable Canadian securities laws. The financial outlook has been prepared by management of the Company to provide an outlook for the revenue and gross margin for the three and nine months ended September 30, 2021 and the financial years ended December 31, 2021 and 2022. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed in this press release and under the heading "Forward-looking Statements" below and assumptions with respect to market conditions, pricing, and demand. The actual results of the Company's operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis. However, because this information is highly subjective and subject to numerous risks, including the risks discussed under the heading "Forward-looking Statements" below, it should not be relied on as necessarily indicative of future results.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the expected time and date of the analyst and investor call; the expected impact of FirstDraft on the Company's revenue mix; the expected impact of the Company's listings and liquidity on its shareholder base; the Company's position emerging from the COVID-19 pandemic; management's expectations regarding revenue and gross margin for the three and nine months ended September 30, 2021 and the financial years ended December 31, 2021 and 2022; expectations regarding improvement of market conditions in Australia and the United States; the timing of the Company's full earnings announcement; expectations regarding the commencement of the Company's contract in Queensland, Australia; the Company's non-financial goals and growth plans; the expected impact of the Company's strategy; the expected closing date of the proposed Auscript acquisition and the timing for the disclosure by the Company of key performance indicators.

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Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the market reaction to the Company's upcoming products; the actions of institutional shareholders; the timing of Australia and the United States' emergence from the COVID-19 pandemic; costs of the Company's development and operating activities; the ability of third parties to meet contractual commitments; the ability of management to meet internal and external expectations and timelines; the market reaction to proposed initiatives and the results of the Company's ongoing due diligence regarding potential acquisitions. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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